ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: August 9, 2002

ENCANA CORPORATION
(Translation of registrant's name into English)

1800 855 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956 and No. 333-85598.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: ______________________
Name: Trudy M. Curran
Title: Assistant Corporate Secretary

Date: August 9, 2002

Form 6-K Exhibit Index

<u>Exhibit No.</u>

The following items were mailed to registered shareholders and beneficial shareholders who have requested same pursuant to National Policy Statement 41 of the Canadian Securities Administrators, and was filed concurrently with each of The Toronto, Stock Exchange and the New York Stock Exchange, as well as the various Canadian securities commissions:

1. Interim Financial Statements for period ended June 30, 2002

2. Management Discussion and Analysis for period ended June 30, 2002

In addition, we attach the comfort letter of our auditors, PricewaterhouseCoopers LLP, in relation to the forsaid documents and the historical interest coverage ratios, which were attached to the Interim Financial Statements. These have been filed with the various Canadian securities commissions.

3. Comfort letter, dated August 9, 2002, of PricewaterhouseCoopers LLP

4. Historical Interest Coverage Ratios

EXHIBIT 1

EnCana Corporation

Consolidated Financial Statements
June 30, 2002

EnCana Corporation

Consolidated Statement of Earnings

(unaudited) ($ millions, except per share amounts)		June 30 Three Months Ended 2002	2001	Six Months Ended 2002	2001
Revenues, Net of Royalties and Production Taxes	(note 4)	**$ 2,676**	$ 1,136	**$ 3,737**	$ 2,811
Expenses	(note 4)				
Transportation and selling		**158**	37	**207**	82
Operating		**458**	162	**629**	371
Purchased product		**854**	164	**1,234**	641
Administrative		**44**	21	**61**	41
Interest, net		**103**	6	**130**	19
Foreign exchange	(note 7)	**(170)**	(26)	**(180)**	(3)
Depreciation, depletion and amortization		**580**	215	**794**	389
		2,027	579	**2,875**	1,540
Net Earnings Before the Undernoted		**649**	557	**862**	1,271
Income tax expense	(note 6)	**155**	112	**237**	383
Net Earnings from Continuing Operations		**494**	445	**625**	888
Net Earnings from Discontinued Operations	(note 5)	**(36)**	14	**(34)**	34
Net Earnings		**$ 458**	$ 459	**$ 591**	$ 922
Earnings per Common Share	(note 9)				
Net Earnings from Continuing Operations					
Basic		**$ 1.07**	$ 1.74	**$ 1.74**	$ 3.47
Diluted		**$ 1.05**	$ 1.70	**$ 1.71**	$ 3.39
Net Earnings					
Basic		**$ 0.99**	$ 1.79	**$ 1.65**	$ 3.60
Diluted		**$ 0.97**	$ 1.75	**$ 1.62**	$ 3.52

Consolidated Statement of Retained Earnings

(unaudited) ($ millions)		Six Months Ended June 30 2002	2001
Retained Earnings, Beginning of Year			
As previously reported		**$ 3,689**	$ 3,721
Retroactive adjustment for change in accounting policy	(note 2)	**(59)**	(42)
As restated		**3,630**	3,679
Net Earnings		**591**	922
Dividends on Common Shares and Other Distributions, net of tax		**(74)**	(53)
Other Adjustments		**–**	(50)
Retained Earnings, End of Period		**$ 4,147**	$ 4,498

See accompanying notes to Consolidated Financial Statements.

EnCana Corporation

Consolidated Balance Sheet

(unaudited) ($ millions)		As at June 30, 2002	As at December 31, 2001
Assets			
Current Assets			
Cash and cash equivalents		**$ 166**	$ 963
Accounts receivable and accrued revenue		**1,464**	623
Inventories		**518**	87
		2,148	1,673
Capital Assets, net	*(note 4)*	**22,140**	8,162
Investments and Other Assets		**441**	237
Assets of Discontinued Operations	*(note 5)*	**1,673**	728
Goodwill	*(note 3)*	**3,077**	–
	(note 4)	**$ 29,479**	$ 10,800
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable		**$ 1,758**	$ 824
Income tax payable		**405**	656
Current portion of long-term debt	*(note 7)*	**108**	160
		2,271	1,640
Long-Term Debt	*(note 7)*	**7,525**	2,210
Deferred Credits and Other Liabilities		**530**	325
Future Income Taxes		**4,679**	2,060
Liabilities of Discontinued Operations	*(note 5)*	**1,065**	586
Preferred Securities of Subsidiary		**449**	–
		16,519	6,821
Shareholders' Equity			
Preferred securities		**126**	126
Share capital	*(note 8)*	**8,662**	196
Fair value of options acquired to purchase common shares	*(note 3)*	**154**	–
Paid in surplus		**40**	27
Retained earnings		**4,147**	3,630
Foreign currency translation adjustment	*(note 2)*	**(169)**	–
		12,960	3,979
		$ 29,479	$ 10,800

See accompanying notes to Consolidated Financial Statements.

EnCana Corporation

Consolidated Statement of Cash Flows

(unaudited) ($ millions, except per share amounts)		Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Operating Activities					
Net earnings		$ 494	$ 445	$ 625	$ 888
Depletion, depreciation and amortization		580	215	794	389
Future income taxes		99	(26)	141	50
Other		(257)	(33)	(257)	(14)
Cash flow from continuing operations		916	601	1,303	1,313
Cash flow from discontinued operations	*(note 5)*	22	21	24	47
Cash flow		938	622	1,327	1,360
Net change in non-cash working capital from continuing operations		(200)	216	(468)	358
Net change in non-cash working capital from discontinued operations		(54)	(164)	(1)	(51)
		684	674	858	1,667
Investing Activities					
Business combination	*(note 3)*	(128)	–	(128)	–
Capital expenditures	*(note 4)*	(1,446)	(454)	(1,927)	(831)
Proceeds on disposal of assets		240	30	243	182
Net change in investments and other		4	12	(13)	5
Net change in non-cash working capital from continuing operations		(219)	–	(250)	(75)
Discontinued operations		(12)	6	(12)	9
		(1,561)	(406)	(2,087)	(710)
Financing Activities					
Repayment of short-term financing		–	–	–	(250)
Issuance of long-term debt		649	–	649	94
Repayment of long-term debt		(77)	(94)	(157)	(249)
Issuance of common shares		51	9	69	33
Dividends on common shares		(48)	(25)	(73)	(51)
Payments to preferred securities holders		(7)	(2)	(7)	(4)
Net change in non-cash working capital from continuing operations		2	3	(1)	1
Discontinued operations		(5)	–	(5)	–
Other		(32)	–	(32)	–
		533	(109)	443	(426)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(9)	(13)	(11)	9
Increase (Decrease) in Cash and Cash Equivalents		(353)	146	(797)	540
Cash and Cash Equivalents, Beginning of Period		519	591	963	197
Cash and Cash Equivalents, End of Period		$ 166	$ 737	$ 166	$ 737
Cash Flow per Common Share					
Basic		$ 2.03	$ 2.43	$ 3.70	$ 5.32
Diluted		$ 2.00	$ 2.38	$ 3.64	$ 5.21

See accompanying notes to Consolidated Financial Statements.

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of EnCana Corporation (formerly PanCanadian Energy Corporation) ("PanCanadian") and its subsidiaries (the "Company"), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration, production and marketing of natural gas and crude oil, as well as pipelines, natural gas liquids processing and gas storage operations.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2001, except as described in Note 2. The disclosures provided below are incremental to those included with the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICIES

Foreign Currency Translation

At January 1, 2002, the Company retroactively adopted amendments to the Canadian accounting standard for foreign currency translation. As a result of the amendments, all exchange gains and losses on long-term monetary items, that do not qualify for hedge accounting, are recorded in earnings as they arise. Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item. As required by the standard, all prior periods have been restated for the change in accounting policy. The change results in an increase to net earnings of $81 million for 2002 (2001 – decrease of $2 million). The effect of this change on the December 31, 2001 consolidated balance sheet is an increase in long-term debt and a reduction in deferred credits of $92 million, as well as a reduction in deferred charges and retained earnings of $59 million.

As a result of the business combination described in Note 3, the Company reviewed its accounting for operations outside of Canada and determined that all such operations are self-sustaining. The accounts of self-sustaining foreign subsidiaries are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates for the period. Translation gains and losses relating to the subsidiaries are deferred and included as a separate component of shareholders' equity. Previously, operations outside of Canada were considered to be integrated and translated using the temporal method. Under the temporal method, monetary assets and liabilities were translated at the period-end exchange rate, other assets and liabilities at the historical rates and revenues and expenses at the average monthly rates except depreciation and depletion, which were translated on the same basis as the related assets.

This change was adopted prospectively beginning April 5, 2002, and results in a decrease in net earnings of $5 million for the second quarter of 2002.

3. BUSINESS COMBINATION

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. ("AEC") announced plans to combine their companies. The transaction was accomplished through a plan of arrangement (the "Arrangement") under the *Business Corporations Act* (Alberta). The Arrangement included a common share exchange, pursuant to which holders of common shares of AEC received 1.472 common shares of PanCanadian for each common share of AEC that they held. After obtaining approvals of the common shareholders and optionholders of AEC and the common shareholders of PanCanadian, the Court of Queen's Bench of Alberta and appropriate regulatory and other authorities, the transaction closed April 5, 2002, and PanCanadian changed its name to EnCana Corporation ("EnCana").

This business combination has been accounted for using the purchase method with the results of operations of AEC included in the consolidated financial statements from the date of acquisition. The Arrangement resulted in PanCanadian issuing 218.5 million common shares and a transaction value of $8,714 million.

The calculation of the purchase price and the preliminary allocation to assets and liabilities acquired as of April 5, 2002 is shown below. The purchase price and goodwill allocation is preliminary because certain items such as the determination of the final tax bases and fair values of the assets and liabilities as of the acquisition date have not been completed. Further information related to AEC can be obtained from the audited consolidated financial statements included in the Joint Information Circular concerning the merger of AEC and PanCanadian.

Notes to Consolidated Financial Statements *(Unaudited)*

3. BUSINESS COMBINATION (continued)

		($ millions)
Calculation of Purchase Price:		
Common shares issued to AEC shareholders *(millions)*	218.5	
Price of Common Shares *($ per common share)*	38.43	
Value of Common Shares issued		$ 8,397
Fair value of AEC share options exchanged for share options of EnCana Corporation		167
Transaction costs		150
Total purchase price		8,714
Plus: Fair value of liabilities assumed		
Current liabilities		1,781
Long-term debt		4,393
Project financing debt		604
Preferred securities		458
Capital securities		450
Other non-current liabilities		193
Future income taxes		2,647
Total Purchase Price and Liabilities Assumed		$ 19,240

	($ millions)
Fair Value of Assets Acquired:	
Current assets	$ 1,505
Capital assets	14,053
Other non-current assets	605
Goodwill	3,077
Total Fair Value of Assets Acquired	$ 19,240

4. SEGMENTED INFORMATION

Due to the business combination as described in Note 3, the Company has redefined its operations into the following segments. Onshore North America includes the Company's North America onshore exploration for, and production of, natural gas and crude oil. Offshore and International combines the Offshore and International Operations Division exploration for, and production of, crude oil and natural gas in Ecuador, the Canadian East Coast, Gulf of Mexico and the U.K. North Sea with the Offshore and New Ventures Exploration Division exploration activity on the Canadian East Coast, the North America frontier region, the Gulf of Mexico, the U.K. North Sea and Latin America. Midstream and Marketing includes pipelines, natural gas liquids processing and gas storage operations, as well as ancillary activities related to the marketing of the Company's natural gas and crude oil production. All prior periods have been restated to conform to these definitions. Operations that have been discontinued are disclosed in Note 5.

Notes to Consolidated Financial Statements *(Unaudited)*

4. SEGMENTED INFORMATION (continued)

Results of Operations (For the Three Months Ended June 30)

	Onshore North America		Offshore and International		Midstream and Marketing	
($ millions)	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 1,620	$ 932	$ 227	$ 41	$ 1,108	$ 235
Royalties and production taxes	223	88	59	–	–	–
Revenues, net of royalties and production taxes	1,397	844	168	41	1,108	235
Expenses						
Transportation and selling	93	29	15	4	50	4
Operating	274	112	46	2	138	48
Purchased product	–	–	–	–	854	164
Depreciation, depletion and amortization	481	185	62	15	25	4
Segment income	$ 549	$ 518	$ 45	$ 20	$ 41	$ 15

	Corporate		Consolidated	
	2002	2001	2002	2001
Revenues				
Gross revenue	$ 3	$ 16	$ 2,958	$ 1,224
Royalties and production taxes	–	–	282	88
Revenues, net of royalties and production taxes	3	16	2,676	1,136
Expenses				
Transportation and selling	–	–	158	37
Operating	–	–	458	162
Purchased product	–	–	854	164
Depreciation, depletion and amortization	12	11	580	215
Segment income	(9)	5	626	558
Administrative	44	21	44	21
Interest, net	103	6	103	6
Foreign exchange	(170)	(26)	(170)	(26)
	(23)	1	(23)	1
Net Earnings Before Income Tax	14	4	649	557
Income tax expense	155	112	155	112
Net Earnings from Continuing Operations	$ (141)	$ (108)	$ 494	$ 445

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

4. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the Three Months Ended June 30)

ONSHORE NORTH AMERICA

	Produced Gas and NGLs			
	Canada		U.S. Rockies	
	2002	2001	2002	2001
Revenues				
Gross revenue	$ 956	$ 687	$ 175	$ 24
Royalties and production taxes	132	40	42	10
Revenues, net of royalties and production taxes	824	647	133	14
Expenses				
Transportation and selling	57	24	25	–
Operating	107	44	15	3
Operating Cash Flow	$ 660	$ 579	$ 93	$ 11

	Conventional Crude Oil		Syncrude		Total Onshore North America	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 398	$ 221	$ 91	$ –	$ 1,620	$ 932
Royalties and production taxes	48	38	1	–	223	88
Revenues, net of royalties and production taxes	350	183	90	–	1,397	844
Expenses						
Transportation and selling	10	5	1	–	93	29
Operating	84	65	68	–	274	112
Operating Cash Flow	$ 256	$ 113	$ 21	$ –	$ 1,030	$ 703

OFFSHORE AND INTERNATIONAL

	Ecuador		U.K. North Sea		Other Countries		Total Offshore and International	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues								
Gross revenue	$ 182	$ –	$ 45	$ 41	$ –	$ –	$ 227	$ 41
Royalties and production taxes	59	–	–	–	–	–	59	–
Revenues, net of royalties and production taxes	123	–	45	41	–	–	168	41
Expenses								
Transportation and selling	10	–	5	4	–	–	15	4
Operating	31	–	3	2	12	–	46	2
Operating Cash Flow	$ 82	$ –	$ 37	$ 35	$ (12)	$ –	$ 107	$ 35

MIDSTREAM AND MARKETING

	Midstream		Marketing		Total Midstream and Marketing	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 174	$ 56	$ 934	$ 179	$ 1,108	$ 235
Expenses						
Transportation and selling	–	–	50	4	50	4
Operating	96	43	42	5	138	48
Purchased product	51	–	803	164	854	164
Operating Cash Flow	$ 27	$ 13	$ 39	$ 6	$ 66	$ 19

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

4. SEGMENTED INFORMATION (continued)

Results of Operations (For the Six Months Ended June 30)

	Onshore North America		Offshore and International		Midstream and Marketing	
($ millions)	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 2,217	$ 2,043	$ 271	$ 87	$ 1,600	$ 846
Royalties and production taxes	291	182	59	–	–	–
Revenues, net of royalties and production taxes	1,926	1,861	212	87	1,600	846
Expenses						
Transportation and selling	132	64	20	9	55	9
Operating	375	210	49	7	205	154
Purchased product	–	–	–	–	1,234	641
Depreciation, depletion and amortization	671	330	74	33	31	7
Segment income	$ 748	$ 1,257	$ 69	$ 38	$ 75	$ 35

	Corporate		Consolidated	
	2002	2001	2002	2001
Revenues				
Gross revenue	$ (1)	$ 17	$ 4,087	$ 2,993
Royalties and production taxes	–	–	350	182
Revenues, net of royalties and production taxes	(1)	17	3,737	2,811
Expenses				
Transportation and selling	–	–	207	82
Operating	–	–	629	371
Purchased product	–	–	1,234	641
Depreciation, depletion and amortization	18	19	794	389
Segment income	(19)	(2)	873	1,328
Administrative	61	41	61	41
Interest, net	130	19	130	19
Foreign exchange	(180)	(3)	(180)	(3)
	11	57	11	57
Net Earnings Before Income Tax	(30)	(59)	862	1,271
Income tax expense	237	383	237	383
Net Earnings from Continuing Operations	$ (267)	$ (442)	$ 625	$ 888

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

4. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the Six Months Ended June 30)

ONSHORE NORTH AMERICA

	Produced Gas and NGLs			
	Canada		U.S. Rockies	
	2002	2001	2002	2001
Revenues				
Gross revenue	$ 1,316	$ 1,539	$ 207	$ 63
Royalties and production taxes	160	94	49	25
Revenues, net of royalties and production taxes	1,156	1,445	158	38
Expenses				
Transportation and selling	88	51	25	–
Operating	151	80	20	6
Operating Cash Flow	$ 917	$ 1,314	$ 113	$ 32

	Conventional Crude Oil		Syncrude		Total Onshore North America	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 603	$ 441	$ 91	$ –	$ 2,217	$ 2,043
Royalties and production taxes	81	63	1	–	291	182
Revenues, net of royalties and production taxes	522	378	90	–	1,926	1,861
Expenses						
Transportation and selling	18	13	1	–	132	64
Operating	136	124	68	–	375	210
Operating Cash Flow	$ 368	$ 241	$ 21	$ –	$ 1,419	$ 1,587

OFFSHORE AND INTERNATIONAL

	Ecuador		U.K. North Sea		Other Countries		Total Offshore and International	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues								
Gross revenue	$ 182	$ –	$ 89	$ 87	$ –	$ –	$ 271	$ 87
Royalties and production taxes	59	–	–	–	–	–	59	–
Revenues, net of royalties and production taxes	123	–	89	87	–	–	212	87
Expenses								
Transportation and selling	10	–	10	9	–	–	20	9
Operating	31	–	6	7	12	–	49	7
Operating Cash Flow	$ 82	$ –	$ 73	$ 71	$ (12)	$ –	$ 143	$ 71

MIDSTREAM AND MARKETING

	Midstream		Marketing		Total Midstream and Marketing	
	2002	2001	2002	2001	2002	2001
Revenues						
Gross revenue	$ 260	$ 170	$ 1,340	$ 676	$ 1,600	$ 846
Expenses						
Transportation and selling	–	–	55	9	55	9
Operating	157	145	48	9	205	154
Purchased product	51	–	1,183	641	1,234	641
Operating Cash Flow	$ 52	$ 25	$ 54	$ 17	$ 106	$ 42

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

4. SEGMENTED INFORMATION (continued)

Capital Expenditures

	Three Months Capital Expenditures		Six Months Capital Expenditures	
	2002	2001	2002	2001
Onshore North America	$ **1,043**	$ 302	$ **1,384**	$ 606
Offshore and International	**276**	102	**409**	136
Midstream and Marketing	**120**	43	**124**	69
Corporate	**7**	7	**10**	20
Total	$ **1,446**	$ 454	$ **1,927**	$ 831

Capital and Total Assets

	As at			
	Capital Assets		Total Assets	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Onshore North America	$ **18,207**	$ 6,552	$ **19,820**	$ 7,080
Offshore and International	**2,753**	1,018	**3,016**	1,111
Midstream and Marketing	**968**	426	**1,490**	817
Corporate (including unallocated Goodwill)	**212**	166	**3,370**	1,064
Assets of Discontinued Operations	**–**	–	**1,783**	728
Total	$ **22,140**	$ 8,162	$ **29,479**	$ 10,800

5. DISCONTINUED OPERATIONS

On April 24, 2002, the Company adopted formal plans to exit from the Houston-based merchant energy operation, which was included in the Midstream and Marketing segment. Accordingly, these operations have been accounted for as discontinued operations.

On July 9, 2002, the Company announced that it plans to sell its 70 percent equity investment in the Cold Lake Pipeline System and its 100 percent interest in the Express Pipeline System. Both crude oil pipeline systems were acquired in the business combination with AEC on April 5, 2002 described in Note 3. Accordingly, these operations have been accounted for as discontinued operations. The Company, through indirect wholly owned subsidiaries, is a shipper on the Express system. The financial results shown below include tariff revenue of $23 million paid by the Company for services on Express.

The following tables present the effect of the discontinued operations on the consolidated financial statements:

CONSOLIDATED STATEMENT OF INCOME

	For the three months ended June 30					
	Merchant Energy		Midstream – Pipelines		Total	
($ millions)	2002	2001	2002	2001	2002	2001
Revenues	$ **563**	$ 1,045	$ **58**	$ –	$ **621**	$ 1,045
Expenses						
Operating	**–**	–	**20**	–	**20**	–
Purchased product	**580**	1,013	**–**	–	**580**	1,013
Administrative	**8**	8	**–**	–	**8**	8
Interest, net	**–**	–	**11**	–	**11**	–
Foreign exchange	**–**	–	**(10)**	–	**(10)**	–
Depletion, depreciation and amortization	**1**	1	**11**	–	**12**	1
Loss on discontinuance	**53**	–	**–**	–	**53**	–
	642	1,022	**32**	–	**674**	1,022
Net Earnings (Loss) Before Income Tax	**(79)**	23	**26**	–	**(53)**	23
Income tax expense (recovery)	**(28)**	9	**11**	–	**(17)**	9
Net Earnings (Loss) from Discontinued Operations	$ **(51)**	$ 14	$ **15**	$ –	$ **(36)**	$ 14

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

5. DISCONTINUED OPERATIONS (continued)

CONSOLIDATED STATEMENT OF INCOME

	For the six months ended June 30					
	Merchant Energy		Midstream – Pipelines*		Total	
($ millions)	2002	2001	2002	2001	2002	2001
Revenues	$ 1,309	$ 2,567	$ 58	$ –	$ 1,367	$ 2,567
Expenses						
Operating	–	–	20	–	20	–
Purchased product	1,313	2,495	–	–	1,313	2,495
Administrative	18	15	–	–	18	15
Interest, net	–	–	11	–	11	–
Foreign exchange	–	–	(10)	–	(10)	–
Depletion, depreciation and amortization	1	2	11	–	12	2
Loss on discontinuance	53	–	–	–	53	–
	1,385	2,512	32	–	1,417	2,512
Net Earnings (Loss) Before Income Tax	(76)	55	26	–	(50)	55
Income tax expense (recovery)	(27)	21	11	–	(16)	21
Net Earnings (Loss) from Discontinued Operations	$ (49)	$ 34	$ 15	$ –	$ (34)	$ 34

* Reflects only three months of earnings as EnCana did not own the pipelines until April 5, 2002.

CONSOLIDATED BALANCE SHEET

	As at June 30					
	Merchant Energy		Midstream – Pipelines		Total	
($ millions)	2002	2001	2002	2001	2002	2001
Assets						
Cash and cash equivalents	$ –	$ –	$ 66	$ –	$ 66	$ –
Accounts receivable and accrued revenue	338	1,314	44	–	382	1,314
Inventories	–	9	1	–	1	9
	338	1,323	111	–	449	1,323
Capital assets, net	–	8	807	–	807	8
Investments and other assets	–	17	417	–	417	17
	338	1,348	1,335	–	1,673	1,348
Liabilities						
Accounts payable and accrued liabilities	240	1,202	68	–	308	1,202
Income tax payable	–	–	4	–	4	–
Current portion of long-term debt	–	–	23	–	23	–
	240	1,202	95	–	335	1,202
Long-term debt	–	–	567	–	567	–
Future income taxes	–	–	163	–	163	–
	240	1,202	825	–	1,065	1,202
Net Assets of Discontinued Operations	$ 98	$ 146	$ 510	$ –	$ 608	$ 146

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

5. DISCONTINUED OPERATIONS (continued)

For comparative purposes, the following tables present the effect of only the Merchant Energy Discontinued Operations on the Consolidated Financial Statements for the years ended December 31. It does not include any financial information related to Midstream – Pipelines as EnCana did not own the pipelines being discontinued at that time.

CONSOLIDATED STATEMENT OF INCOME

($ millions)	Year Ended December 31 2001	2000
Revenues	$ 4,085*	$ 3,025
Expenses		
Purchased product	3,983*	2,961
Administrative	43	26
Depletion, depreciation and amortization	4	3
	4,030	2,990
Net Earnings Before Income Tax	55	35
Income tax expense	22	13
Net Earnings from Discontinued Operations	$ 33	$ 22

* Upon review of additional information related to 2001 sales and purchases of natural gas by the U.S. marketing subsidiary, the Company has determined certain revenue and expenses should have been reflected in the financial statements on a net basis rather than included on a gross basis as Revenue and Expenses – Purchased product. The amendment had no effect on net earnings or cash flow but Revenues and Expenses – Purchased product have been reduced by $1,126 million.

CONSOLIDATED BALANCE SHEET

($ millions)	As at December 31 2001	2000
Assets		
Accounts receivable and accrued revenue	$ 323	$ 699
Risk management assets	309	–
Inventories	70	2
	702	701
Capital assets, net	9	3
Deferred charges and other assets	17	32
	728	736
Liabilities		
Accounts payable and accrued liabilities	306	631
Risk management liabilities	278	–
	584	631
Deferred credits and liabilities	2	3
	586	634
Net Assets of Discontinued Operations	$ 142	$ 102

CONSOLIDATED STATEMENT OF CASH FLOWS

($ millions)	Year Ended December 31 2001	2000
Operating Activities		
Cash flow	$ 47	$ 26
Net change in non-cash working capital	(48)	(2)
	$ (1)	$ 24

Notes to Consolidated Financial Statements *(Unaudited)*

6. INCOME TAXES

($ millions)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Provision for Income Taxes:				
Current				
Canada	$ 36	$ 136	$ 73	$ 324
United States	8	–	8	3
Ecuador	7	–	7	–
United Kingdom	5	2	8	5
Other	–	–	–	1
	56	138	96	333
Future	99	(26)	141	50
	$ 155	$ 112	$ 237	$ 383

7. LONG-TERM DEBT

($ millions)	As at June 30, 2002	As at December 31, 2001
Canadian dollar denominated debt		
Revolving credit and term loan borrowings	$ 1,560	$ 37
Unsecured debentures, including capital securities	1,830	725
	3,390	762
U.S. dollar denominated debt		
U.S. unsecured senior notes	3,801	1,608
U.S. revolving credit and term loan borrowings	314	–
	4,115	1,608
	7,505	2,370
Increase in value of debt acquired	128	–
Current portion of long-term debt	(108)	(160)
	$ 7,525	$ 2,210

Certain of the Notes and Debentures of the Company were acquired in the business combination described in Note 3 and are accounted for at their fair value. The difference between the fair value and the principal amount of these debts of approximately $128 million is being amortized over the remaining life of the outstanding debt acquired, approximately 15 years.

As required by Canadian generally accepted accounting principles, the Company's U.S. dollar denominated debt is translated into Canadian dollars at the period end exchange rate. Translation gains and losses are recorded in income. For the six months ended June 30, 2002, the Company recorded a foreign exchange gain of $180 million ($142 million after tax) related primarily to the translation of U.S. dollar debt.

Notes to Consolidated Financial Statements *(Unaudited)*

8. SHARE CAPITAL

		June 30, 2002		December 31, 2001	
(millions)		Number	Amount	Number	Amount
Common shares outstanding, beginning of period		**254.9**	**$ 196**	254.8	$ 148
Shares repurchased		**–**	**–**	(0.2)	–
Shares issued under option plans		**2.9**	**69**	1.9	48
Shares issued to AEC Shareholders	*(note 3)*	**218.5**	**8,397**	–	–
Adjustments due to Canadian Pacific Limited reorganization		**–**	**–**	(1.6)	–
Common shares outstanding, end of period		**476.3**	**$ 8,662**	254.9	$ 196

The Company has a stock-based compensation plan (EnCana plan) that allows employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous EnCana and Canadian Pacific Limited replacement plans expire 10 years from the date the options were granted.

In conjunction with the business combination transaction described in Note 3, options to purchase AEC common shares were replaced with options to purchase common shares of EnCana (AEC replacement plan). The transaction also resulted in these replacement options, along with all options outstanding under the EnCana plan, becoming exercisable after the close of business on April 5, 2002.

The following tables summarize the information about options to purchase common shares at June 30, 2002:

	Share Options *(millions)*	Weighted Average Exercise Price *($)*
Outstanding, beginning of period	**10.5**	**32.31**
Granted under EnCana plan	**10.9**	**48.33**
Granted under AEC replacement plan	**13.1**	**32.01**
Granted under Directors' plan	**0.1**	**48.04**
Exercised	**(2.9)**	**24.26**
Forfeited	**(0.2)**	**31.84**
Outstanding, end of period	**31.5**	**38.53**
Exercisable, end of period	**20.5**	**33.32**

	Outstanding Options			Exercisable Options	
Range of Exercise Price ($)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)
13.50 to 19.99	4.5	1.3	18.55	4.5	18.55
20.00 to 24.99	2.6	2.7	22.22	2.6	22.22
25.00 to 29.99	3.6	2.9	26.58	3.6	26.58
30.00 to 43.99	2.1	3.5	38.02	2.1	38.02
44.00 to 53.00	18.7	4.0	47.94	7.7	47.40
	31.5	3.1	38.53	20.5	33.32

Notes to Consolidated Financial Statements *(Unaudited)*

8. SHARE CAPITAL (continued)

The Company does not record compensation expense in the financial statements for share options granted to employees and directors because there is no intrinsic value at the date of grant. If the fair-value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

($ millions, except per share amounts)	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Compensation Costs	**$ 50**	$ 10
Net Earnings		
As reported	**591**	922
Pro forma	**541**	912
Net Earnings per Common Share		
Basic		
As reported	**1.65**	3.60
Pro forma	**1.51**	3.56
Diluted		
As reported	**1.62**	3.52
Pro forma	**1.48**	3.49

As described above, the acquisition of AEC resulted in all outstanding options at April 5, 2002 becoming fully exercisable. As the stock option expense is normally recognized over the expected life, the early vesting of outstanding options resulted in an acceleration of the compensation cost. As such, a $33 million expense relating to options outstanding at April 5, 2002 was included in the 2002 pro forma earnings above.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Risk-free interest rate	**4.46%**	4.24%
Expected lives *(years)*	**3.00**	3.00
Expected volatility	**0.35**	0.35
Annual dividend per share	**$ 0.40**	$ 0.40

9. PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating net earnings and cash flow per Common Share.

(millions)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Weighted average Common Shares outstanding – basic	**461.1**	255.9	**358.2**	255.6
Effect of dilutive securities	**8.9**	5.5	**6.8**	5.4
Weighted average Common Shares outstanding – diluted	**470.0**	261.4	**365.0**	261.0

Net earnings per common share calculations include the impact of the Distributions on Preferred Securities, net of tax for the three months of $1 million (three months 2001 – $1 million) and for the year to date of $1 million (year-to-date 2001 – $2 million).

EnCana Corporation

Notes to Consolidated Financial Statements *(Unaudited)*

10. FINANCIAL INSTRUMENTS

Unrecognized gains (losses) on risk management activities:

($ millions)	June 30, 2002
Natural gas	$ 194
Crude oil	(13)
Gas storage	(2)
Foreign currency	(102)
Interest rates	60
Preferred securities	6
	$ 143

Information with respect to natural gas, crude oil, currency and interest rate hedge contracts at December 31, 2001 is disclosed in Note 17 to the PanCanadian annual audited consolidated financial statements and Note 15 to the AEC annual audited consolidated financial statements.

11. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2002.

EXHIBIT 2

EnCana Corporation

Management's Discussion and Analysis
June 30, 2002

EnCana Corporation
Management's Discussion and Analysis

June 30, 2002

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

In the interest of providing EnCana Corporation ("EnCana" or the "Company"), formerly PanCanadian Energy Corporation ("PanCanadian"), shareholders and potential investors with information regarding the Company, certain statements throughout this Interim Management's Discussion and Analysis ("MD&A") constitute forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act* of 1995. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company's operating costs; oil and gas prices; the Company's crude oil, liquids and gas sales; the Company's cash flow and net earnings; the Company's production levels; the impact of hedges on the Company's revenues; capital investment levels; the sources of funding for capital investments; the anticipated timing and results of discontinuing the Houston-based merchant energy operation and of the proposed disposition of the Express and Cold Lake pipeline interests; the realization of the capital and cost synergies as part of the Company's merger with Alberta Energy Company Ltd. ("AEC") and the timing thereof; and future operating results and various components thereof.

Readers are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which it is based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: volatility of crude oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in the Company's North American and foreign oil and gas and midstream operations, risks inherent in the Company's marketing operations, imprecision of reserves estimates, the Company's ability to replace and expand oil and gas reserves, the Company's ability to either generate sufficient cash flow from operations to meet its current and future obligations or obtain external sources of debt and equity capital, general economic and business conditions, the Company's ability to enter into or renew leases, the timing and costs of well and pipeline construction, the Company's ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration and development drilling, imprecision in estimates of future production capacity, the Company's ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations, political and economic conditions in the countries in which the Company operates including Ecuador, and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities and the United States Securities and Exchange Commission. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements contained in this MD&A, which is as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

This Management's Discussion and Analysis ("MD&A") for EnCana Corporation ("EnCana" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2002 and June 30, 2001 and the audited consolidated financial statements and MD&A of PanCanadian Energy Corporation ("PanCanadian", the Company's predecessor) for the year ended December 31, 2001.

CONSOLIDATED OVERVIEW

In the second quarter of 2002, EnCana's net earnings from continuing operations were $494 million, or $1.07 per common share compared with $445 million, or $1.74 per common share in the same period of 2001. Cash flow from continuing operations for the period was $916 million, or $1.99 per share compared with $601 million, or $2.35 per share last year. Increased production resulting primarily from the merger with Alberta Energy Company Ltd. ("AEC") helped to compensate for the lower natural gas prices in the quarter.

For the year to date, net earnings from continuing operations were $625 million, or $1.74 per share, a decrease of $263 million, or $1.73 per share from the corresponding period of 2001. Year-to-date cash flow from continuing operations was $1,303 million, or $3.64 per share compared with $1,313 million, or $5.14 per share in the six months ended June 2001. The decline in results was largely due to significantly weaker market prices for natural gas in the first half of 2002 compared with the exceptionally strong natural gas prices realized in the same period last year. The impact of lower natural gas prices was partially offset by increased production resulting primarily from the merger of the Company with AEC in April 2002.

Consolidated Financial Summary *($ millions, except per share amounts)*	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Revenues, net of royalties and production taxes	**$ 2,676**	$ 1,136	**$ 3,737**	$ 2,811
Net earnings from continuing operations	**494**	445	**625**	888
– per share basic	**1.07**	1.74	**1.74**	3.47
– per share diluted	**1.05**	1.70	**1.71**	3.39
Net earnings	**458**	459	**591**	922
– per share basic	**0.99**	1.79	**1.65**	3.60
– per share diluted	**0.97**	1.75	**1.62**	3.52
Cash flow from continuing operations	**916**	601	**1,303**	1,313
– per share basic	**1.99**	2.35	**3.64**	5.14
– per share diluted	**1.95**	2.30	**3.57**	5.03
Cash flow	**938**	622	**1,327**	1,360
– per share basic	**2.03**	2.43	**3.70**	5.32
– per share diluted	**2.00**	2.38	**3.64**	5.21

On April 5, 2002, PanCanadian and AEC completed the merger of their two companies, creating EnCana Corporation. The companies satisfied all closing conditions, including receipt of approvals from shareholders of PanCanadian, shareholders and optionholders of AEC, and the Court of Queen's Bench of Alberta. Under the terms of the merger, AEC shareholders received 1.472 EnCana common shares for each AEC common share owned. For further information with respect to the merger transaction refer to Note 3 to the unaudited interim consolidated financial statements ("Consolidated Financial Statements").

The Consolidated Financial Statements include the results of AEC from the closing date of the merger. As such, the six-month amounts for 2002 reflect second quarter results of the combined companies together with first quarter results of PanCanadian only. The comparative figures reflect solely the 2001 results of PanCanadian.

In May 2002, the Company expanded its production, land holdings, and midstream assets in the U.S. Rocky Mountain region with the purchase of certain Colorado assets from subsidiaries of El Paso Corporation for approximately $420 million. This acquisition complements the Company's existing Piceance Basin gas production at Mamm Creek and the surrounding area near Rifle, Colorado.

On April 24, 2002, the Company adopted formal plans to exit from its Houston-based merchant energy operation, which was included in the Midstream and Marketing segment. The operation is being wound-down with an anticipated completion date by the end of the third quarter of this year. At June 30, 2002, an after-tax loss of $49 million has been recorded, which includes the expected costs associated with the wind-down of the Houston-based merchant energy operation. Upon review of additional information related to 2001 sales and purchases of natural gas by this U.S. operation, the Company determined that certain revenues and expenses should have been reflected in the financial statements in 2001 on a net basis as described in Note 5 to the Consolidated Financial Statements and as previously presented in the Company's unaudited interim consolidated financial statements for the first quarter of 2002. Certain of these 2001 natural gas sale and purchase transactions may be characterized as so-called "round-trip" transactions. The Company has received requests for information from several U.S. governmental agencies regarding these round-trip transactions. In addition, in connection with its investigation of Reliant Resources, Inc. and Reliant Energy, Inc., the U.S. Securities and Exchange Commission has issued a subpoena to the Company to produce all documents concerning round-trip transactions with those corporations. The Company is cooperating fully in responding to all of these requests.

On July 9, 2002, the Company announced plans to dispose of two major crude oil pipeline systems. The proposed disposition includes the Company's indirect 100 percent interest in the Express Pipeline System and its indirect 70 percent interest in the Cold Lake Pipeline System. It is anticipated that, upon the proposed disposition, capital will be re-deployed into exploration and production initiatives that are more consistent with EnCana's strategic direction.

The merchant energy and pipeline operations described above have both been accounted for as discontinued operations. The financial statements have been restated to reflect these discontinued operations as described in Note 5 to the Consolidated Financial Statements.

BUSINESS ENVIRONMENT

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	2002	2001
Average AECO Price *($ per thousand cubic feet)*	**4.42**	7.38	**3.88**	9.37
Average NYMEX Price *(US$ per million British thermal units)*	**3.38**	4.39	**2.80**	5.31
WTI Average *(US$ per barrel)*	**26.27**	27.98	**23.95**	28.32
WTI-Bow River Differential *(US$ per barrel)*	**5.43**	10.94	**5.33**	11.40
Oriente Differential (Ecuador) *(US$ per barrel)*	**3.78**	8.09	**4.35**	7.95
U.S./Canadian dollar exchange rate *(US$)*	**0.643**	0.649	**0.635**	0.652

Natural gas prices showed improvements in the second quarter of 2002, compared with price levels experienced in the first three months of the year. However, throughout the first six months of the year prices remained well below the historically high levels experienced during the same period of 2001. Natural gas prices continue to be negatively impacted by higher than expected natural gas storage levels resulting from lower demand in the North American market. The AECO index price per thousand cubic feet averaged $4.42 in the second quarter and $3.88 for the year to date compared with $7.38 and $9.37 in the respective periods of 2001.

Although down from the prior year, world crude oil prices remained more resilient in the first half of 2002 than the prices for natural gas. The benchmark West Texas Intermediate ("WTI") crude oil price averaged US$26.27 per barrel in the second quarter and US$23.95 per barrel for the year to date, down six percent and 15 percent, respectively, from the same periods of 2001. The WTI price in the second quarter of 2002 showed improvements over the first quarter's average price of US$21.63 per barrel. Oil prices have continued to strengthen through 2002 due to the production management agreement between OPEC and non-OPEC producers, problems with Iraqi crude oil deliveries, the war on terrorism and indications that the world economy is turning around.

The differential between heavy and light crude oil prices has narrowed dramatically compared with last year largely due to improvements in the supply/demand balance for heavy oil. The WTI-Bow River differential averaged US$5.43 per barrel in the second quarter and US$5.33 in the six months ended June 2002, a significant improvement over the respective periods of 2001. The resumption of operations at the CITGO refinery in Illinois and the start of the summer asphalt season helped to maintain the low differential averages realized in the first quarter.

RESULTS OF OPERATIONS

Upstream – Onshore North America and Offshore and International

	Three Months Ended June 30							
	2002				2001			
Financial Results *($ millions)*	**Produced Gas and NGLs**	**Conventional Crude Oil**	**Syncrude**	**Total**	Produced Gas and NGLs	Conventional Crude Oil	Syncrude	Total
Revenues								
Gross revenue	**$ 1,138**	**$ 618**	**$ 91**	**$ 1,847**	$ 715	$ 258	$ –	$ 973
Royalties and production taxes	**(174)**	**(107)**	**(1)**	**(282)**	(50)	(38)	–	(88)
	964	**511**	**90**	**1,565**	665	220	–	885
Expenses								
Transportation and selling	**85**	**22**	**1**	**108**	28	5	–	33
Operating	**122**	**130**	**68**	**320**	47	67	–	114
Depreciation, depletion and amortization	**–**	**–**	**–**	**543**	–	–	–	200
Upstream income	**$ 757**	**$ 359**	**$ 21**	**$ 594**	$ 590	$ 148	$ –	$ 538
Capital expenditures, excluding dispositions				**$ 1,319**				$ 404

Financial Results ($ millions)	Six Months Ended June 30 2002 Produced Gas and NGLs	Conventional Crude Oil	Syncrude	Total	2001 Produced Gas and NGLs	Conventional Crude Oil	Syncrude	Total
Revenues								
Gross revenue	**$ 1,538**	**$ 859**	**$ 91**	**$ 2,488**	$ 1,610	$ 520	$ –	$ 2,130
Royalties and production taxes	**(209)**	**(140)**	**(1)**	**(350)**	(119)	(63)	–	(182)
	1,329	**719**	**90**	**2,138**	1,491	457	–	1,948
Expenses								
Transportation and selling	**118**	**33**	**1**	**152**	55	18	–	73
Operating	**171**	**185**	**68**	**424**	86	131	–	217
Depreciation, depletion and amortization	**–**	**–**	**–**	**745**	–	–	–	363
Upstream income	**$ 1,040**	**$ 501**	**$ 21**	**$ 817**	$ 1,350	$ 308	$ –	$ 1,295
Capital expenditures, excluding dispositions				**$ 1,793**				$ 742

Revenue Variances for 2002 Compared to 2001 ($ millions)	Three Months Ended June 30 Price	Volume	Merger* Volume	Total	Six Months Ended June 30 Price	Volume	Merger* Volume	Total
Produced gas and NGLs	$ (201)	$ 39	$ 585	$ 423	$ (747)	$ 90	$ 585	$ (72)
Conventional crude oil	24	6	330	360	16	(7)	330	339
Syncrude	–	–	91	91	–	–	91	91
Total gross revenue	$ (177)	$ 45	$ 1,006	$ 874	$ (731)	$ 83	$ 1,006	$ 358

* Represents revenue from volumes added on account of the merger of the Company with AEC.

Revenues

In the second quarter, gross revenues of $1,847 million were up 90 percent, or $874 million, over the same quarter of 2001. Year-to-date gross revenues were $2,488 million, a 17 percent improvement over the same period last year. As part of the business combination, the fair value of $168 million relating to AEC's forward gas sales contracts for the period April 2002 to September 2002 was recorded and is being amortized over the contract period. In the second quarter, $77 million was recorded as additional gas revenue. For the purposes of discussing realized prices, this amount has been excluded.

Produced Gas and NGLs

Revenues from produced gas and natural gas liquids for the second quarter rose $423 million to $1,138 million compared with the second quarter of 2001. Produced gas sales volumes in the quarter were 1,524 million cubic feet per day higher than those of the same period in 2001, a 144 percent increase. Additional sales volumes resulting from the merger with AEC accounted for 96 percent of the increase, or 1,482 million cubic feet per day. The growth in natural gas sales volumes was partially offset by lower natural gas prices. Realized natural gas prices averaged $4.02 per thousand cubic feet in the three months ended June 2002 compared with $6.90 per thousand cubic feet in the same period of 2001. A loss from currency and commodity hedging activities in the quarter decreased natural gas revenues by $20 million, which contrasted with a $37 million increase in revenues in the same quarter last year.

For the year to date, revenues from produced gas and natural gas liquids were $1,538 million, a decline of four percent from the same period in 2001. The lower results primarily reflect the decrease in realized natural gas prices, which were down 51 percent to $3.89 per thousand cubic feet from the first half of last year. Natural gas sales volumes averaged 1,843 million cubic feet per day in the first six months of 2002, an increase of 801 million cubic feet per day over the same period of 2001, resulting primarily from the merger. Hedging activities in the first six months increased natural gas revenues by $9 million, an improvement over a hedging loss of $76 million for the same period last year.

Conventional Crude Oil

Conventional crude oil revenues increased 140 percent to $618 million in the second quarter of 2002 compared to the same quarter in 2001. Crude oil sales volumes averaged 214,870 barrels per day in the second quarter, an increase over 97,324 barrels per day in the same quarter of 2001. The merger of the Company with AEC resulted in an increase of 118,248 barrels per day in sales volumes for the quarter, approximately half of which, 58,384 barrels per day, related to Onshore North America crude. The remainder related to Offshore and International volumes, which increased by 59,864 barrels per day, reflecting the addition of the AEC Ecuador oil volumes. The Company's realized price from Onshore North America crude averaged $29.67 per barrel in the quarter, an improvement from $27.17 per barrel in the second quarter of 2001. Realized crude oil prices from the Company's Offshore and International crude averaged $32.48 in the quarter compared with $41.01 for the same period last year. Commodity and currency hedging in the quarter resulted in a $15 million loss, up from a $7 million loss in the respective period of 2001.

Compared with the first six months of 2001, revenues from conventional crude oil increased by 65 percent to $859 million. The higher gross revenues were chiefly attributable to the volumes added from the merger of the Company with AEC. Year-to-date realized crude oil prices from Onshore North America averaged $27.69 per barrel compared to $26.35 per barrel in the corresponding period of 2001. Offshore and International conventional crude oil activities had realized prices of $32.61 for the year to date compared with an average of $39.92 for the same period last year. Hedging activities for the six months ended June 2002 resulted in a hedging loss of $22 million, which compares to a hedging loss of $18 million in the first half of last year.

Syncrude

As a result of the merger, EnCana added Syncrude oil production to its Onshore North America upstream operating results. Syncrude sales in the quarter averaged 24,295 barrels per day at an average realized price of $40.09 per barrel. Syncrude sales volumes for the remainder of the year are expected to improve over the second quarter of the year when volume levels were negatively impacted by the coker turnaround.

Royalties and Production Taxes

Excluding the impact of hedging, royalties and production taxes increased to 15 percent of revenues compared to nine percent in the second quarter of last year. For the year to date, this rate was 14 percent compared to eight percent for the same period of 2001. The increase reflects the addition of AEC's production base, which decreases the Company's relative proportion of production attributable to fee land where only mineral taxes are due. The higher rate in 2002 also reflects an under-accrual of freehold mineral taxes at the year-end 2001.

Expenses

Transportation and selling costs for the quarter totalled $108 million compared with $33 million in the same quarter of 2001. For the year to date, these costs were $152 million, an increase of over $73 million in the six months ended June 2001. The higher transportation and selling costs are principally a result of the additional merger sales volumes in the quarter and year to date compared with the same periods last year. For the purpose of calculating the per-unit realized commodity prices used in the revenue variance discussion above, these costs have been netted against revenues.

	Three Months Ended June 30		Six Months Ended June 30	
Unit Operating Expenses* *($ per unit)*	2002	2001	2002	2001
Produced gas *(per thousand cubic feet)*	**$ 0.52**	$ 0.49	**$ 0.51**	$ 0.46
Conventional crude oil *(per barrel)*	**6.65**	7.42	**6.45**	7.23
Per barrel of oil equivalent**	**4.13**	4.33	**4.05**	4.17
Syncrude *(per barrel)*	**30.47**	–	**30.47**	–

* Excluding cost recoveries.

** Natural gas converted to barrel of oil equivalent at 6 thousand cubic feet = 1 barrel of oil equivalent.

Excluding Syncrude operations, upstream operating expenses in the quarter were $252 million, up $138 million from the same quarter of 2001. For the year to date, these expenses were $356 million compared with $217 million in the corresponding period last year. The higher expenses were mainly attributable to the additional production as a result of the merger with AEC. Per barrel of oil equivalent, conventional operating expenses decreased to $4.13 from $4.33 in the second quarter of 2001 and to $4.05 from $4.17 in the first six months of 2001. The improvements in unit operating expenses reflected the impact of lower costs associated with crude oil production.

For produced gas, unit operating costs were $0.52 per thousand cubic feet in the quarter compared with $0.49 per thousand cubic feet in the same period of 2001. For the year to date, these costs were $0.51 per thousand cubic feet, up from $0.46 per thousand cubic feet in the first half of last year. These increments in per-unit costs were mainly due to increased production levels from higher operating cost properties.

Unit operating costs for conventional crude oil dropped 10 percent in the quarter to $6.65 per barrel compared with the same quarter of 2001. This improvement reflects the combination of lower per unit operating costs related to the added AEC production and lower electricity costs in the second quarter of 2002 compared with 2001. For the year to date, operating costs were $6.45 per barrel compared to $7.23 per barrel for the same period last year.

Syncrude production added operating expenses of $68 million in the quarter and the year to date. Per-unit costs related to Syncrude production were higher than average in the second quarter as a result of the coker turnaround.

Depletion, depreciation and amortization charges amounted to $543 million in the quarter and $745 million for the year to date, increases of $343 million and $382 million over the respective periods last year. On a barrel of oil equivalent basis, depletion, depreciation and amortization expenses were 16 percent higher at $8.88 per barrel in the second quarter of 2002 relative to the same quarter of 2001. Year to date, these charges amounted to $8.45 per barrel compared to $6.95 per barrel in the first half of last year. The increases mainly reflect the additional charges associated with the AEC assets acquired.

Capital expenditures were $1,793 million in the first half of 2002 relative to $742 million spent in the first six months of 2001. $1,319 million of the year-to-date capital expenditures occurred in the second quarter of 2002, compared to $404 million in the same quarter last year. The increased level of spending reflects the additional cash flow generated from the acquired AEC operations. The majority of the year-to-date capital expenditures, 77 percent, were directed towards exploration and development in the Onshore North America division. The remaining 23 percent was primarily focused on high-impact exploration and development offshore of the East Coast of Canada, the Gulf of Mexico and Ecuador.

The Company drilled 560 net wells in the second quarter, 97 percent of which were successful. For the year to date, 1,054 net wells have been drilled at a 97 percent success rate.

Midstream and Marketing

Financial Results* *($ millions)*	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Revenues	**$ 1,108**	$ 235	**$ 1,600**	$ 846
Expenses				
Transportation and selling	**50**	4	**55**	9
Operating	**138**	48	**205**	154
Purchased product	**854**	164	**1,234**	641
Depreciation and amortization	**25**	4	**31**	7
	$ 41	$ 15	**$ 75**	$ 35
Capital expenditures, excluding dispositions	**$ 120**	$ 43	**$ 124**	$ 69

* Results of the Midstream and Marketing segment exclude the discontinued operations as described in Note 5 to the Consolidated Financial Statements.

Midstream revenues from continuing operations were $174 million in the three months ended June 2002 and $260 million for the year to date, showing improvements of $118 million and $90 million over the respective periods of 2001. The increases were chiefly attributable to the addition of the AEC midstream assets, which include gas storage facilities, natural gas processing, and pipeline operations, to the Company's existing midstream segment.

The Company's Marketing activity produced a margin from continuing operations of $39 million in the second quarter, up from $6 million in 2001. In the year to date, Marketing activity from continuing operations resulted in a margin of $54 million, an increase of $37 million from the prior year. The increase is primarily due to the additional AEC purchased gas activity resulting from the merger.

Depreciation and amortization expenses were $25 million in the second quarter, up from $4 million in the same quarter last year. Year-to-date charges amounted to $31 million compared with $7 million in the first half of 2001. The increase in depreciation and amortization expenses primarily reflects the increase in the segment asset base as a result of AEC's midstream assets.

Capital expenditures were $120 million in the second quarter, up from $43 million in the same quarter last year. For the first half of the year, capital expenditures were also higher at $124 million compared to $69 million in the same period of 2001. The 2002 expenditures related primarily to ongoing improvements to midstream facilities. Capital expenditures in the first six months of 2001 were principally due to the construction of two power plants in Alberta.

Corporate

Administrative expenses amounted to $44 million in the second quarter of 2002 up from $21 million in the same period of 2001. Year-to-date administrative expenses were $61 million compared to $41 million for the same period last year. This increase is attributed to the merger of the Company with AEC in the second quarter.

Compared with 2001, net interest expense was up $97 million to $103 million in the quarter and $111 million to $130 million in the six months ended June 2002. The higher net interest expense primarily reflects the higher debt level as a result of the merger with AEC and the issuance of U.S. dollar notes in the fourth quarter of 2001 as well as lower cash levels in 2002.

In the second quarter of 2002, foreign exchange resulted in a gain of $170 million compared with a gain of $26 million in the same quarter of 2001. For the year to date, the total gain resulting from foreign exchange was $180 million, which compares to $3 million for the same period last year. The majority of the foreign exchange impact results from the translation of U.S. dollar denominated debt where exchange gains and losses are recorded in earnings in the period they arise.

In conjunction with the merger, in the second quarter the Company reviewed its accounting for operations outside of Canada and determined that all such operations are self-sustaining. Previously, all such operations had been considered to be integrated and as such were accounted for using the temporal method of translation. This change in classification resulted in a change to the current rate method of translation, which is used for self-sustaining operations and is described in Note 2 of the Consolidated Financial Statements. This change was adopted prospectively as of April 5, 2002 and resulted in a decrease in net earnings of $5 million in the second quarter of 2002.

The provision for income taxes in the second quarter was $155 million, up from $112 million in the same quarter of last year due to higher operating results. For the year to date, the provision for income taxes was $237 million, down $146 million, or 38 percent, from the first six months of 2001. The decrease reflects the impact of lower year-to-date operating results combined with an approximately $40 million reduction to future taxes resulting from a reduction in the Alberta corporate tax rate. The effective tax rate for 2002 is expected to be 34 to 36 percent.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from continuing operations was $916 million in the second quarter and $1,303 million for the year to date. In comparison, cash flow from continuing operations for the same periods of 2001 were $601 million and $1,313 million, respectively. Weaker energy prices in 2002 were the primary factors contributing to the year-to-date decline, which was offset in the second quarter by the added cash flow from continuing operations resulting from the merger of the Company with AEC.

Net capital expenditures of $1,206 million in the quarter, and $1,684 million for the year to date, include approximately $420 million related to the purchase of certain Colorado natural gas properties from subsidiaries of El Paso Corporation. This compares with net capital expenditures of $424 million in the second quarter of 2001 and $649 million for the six months ended June 30, 2001, which included the sale of PanCanadian's Pelican Lake operations in the first quarter. The Company's net investing for the year to date was funded by cash flow of $1,327 million and long-term debt.

EnCana's net debt increased to $8,223 million from $2,303 million at year-end 2001, primarily as a result of the merger with AEC. Net debt to capitalization, including all preferred securities as debt, was 39 percent, up slightly from 37 percent at December 31, 2001.

RISK MANAGEMENT

Through the normal course of business, the Company is exposed to market risks associated with fluctuations in commodity prices, foreign exchange rates and interest rates in addition to credit and operational risks.

Exposure to market risks is managed by the Company through the use of various financial instruments and contracts. This risk management program is designed to enhance shareholder value by mitigating the volatility associated with commodity prices, exchange rates and interest rates, enhancing the probability of achieving corporate performance targets and locking in desirable rates of return on specific projects.

As a means of managing commodity price volatility, the Company had the following agreements in place as at June 30, 2002:

Produced Gas

- At June 30, 2002 the contracts related to produced gas had a total unrecognized gain of $165 million, the details of which are outlined below.
- Approximately 305 million cubic feet per day of natural gas sold forward at an average AECO equivalent of $3.78 per thousand cubic feet for the period to September 2002. The contracts had an unrecognized gain of $3 million at June 30, 2002.
- Approximately 570 million cubic feet per day of natural gas under derivative contracts at an average AECO equivalent of $4.43 per thousand cubic feet for the period to October 2002. The contracts had an unrecognized gain of $55 million at June 30, 2002.
- Approximately 42 million cubic feet per day of natural gas sold forward at an average Nymex equivalent of US$3.47 per thousand cubic feet for the period to October 2002. The contracts had an unrecognized gain of $3 million at June 30, 2002.
- Approximately 163 million cubic feet per day of natural gas under derivative contracts at an average Nymex equivalent of US$3.30 per thousand cubic feet for the period to October 2002. The contracts had an unrecognized gain of $3 million at June 30, 2002.
- Approximately 236 million cubic feet per day of natural gas sold forward at an average Rockies equivalent of US$2.35 per thousand cubic feet for the period to September 2002. The contracts had an unrecognized gain of $19 million at June 30, 2002.
- Approximately 131 million cubic feet per day of natural gas under derivative contracts at an average Rockies equivalent of US$2.41 per thousand cubic feet for the period to September 2002. The contracts had an unrecognized gain of $12 million at June 30, 2002.
- Approximately 99 million cubic feet per day of Rockies natural gas sold forward to October 2002 and approximately 155 million cubic feet per day for the period November 2002 to October 2007 at a fixed differential of Nymex less US$0.43 per thousand cubic feet. These contracts had an unrecognized gain of $47 million at June 30, 2002.
- Approximately 20 million cubic feet per day of Rockies natural gas under derivative contracts to October 2002 and 79 million cubic feet per day for the period November 2002 to October 2007 at a fixed differential of Nymex less US$0.39 per thousand cubic feet. These contracts had an unrecognized gain of $20 million at June 30, 2002.
- Approximately 116 million cubic feet per day of natural gas call options were sold for the period to October 2002 at an average strike price of $6.20 per thousand cubic feet. The unrecognized gain on the options at June 30, 2002 was $3 million.

The above contracts exclude the mark-to-market adjustment recorded in the purchase equation relating to those contracts acquired in the merger with AEC.

Crude Oil

- Approximately 50,000 barrels per day of crude oil costless collars for the period to December 2002. The contracts had an unrecognized loss of $8 million at June 30, 2002.
- Approximately 35,000 barrels per day of crude oil put options for the period to December 2002 at a price of US$20.00 per barrel. At June 30, 2002 these contracts had an unrecognized loss of $5 million.

Purchased Gas

- As part of the Marketing business, the Company has entered into contracts to purchase and sell physical volumes of natural gas for the period to October 2003. Certain of these volumes were purchased at fixed prices and sold at index and subsequently fixed by financial swaps. These transactions are matched thereby creating a closed combined physical and financial position. On a combined basis these contracts had an unrecognized $29 million gain at June 30, 2002.

Storage Optimization

- Various financial instruments have been entered into for the next 10 months to manage price volatility relating to the gas storage optimization program, including futures, fixed-for-floating swaps and basis swaps. On a combined basis, these instruments had a net unrecognized loss of $2 million at June 30, 2002.

As a means of managing the exposure to fluctuations in the U.S. to Canadian exchange rate, the Company has entered into foreign exchange contracts in the amount of US$748 million at an average exchange rate of US$ 0.719 for the period to June 2004. The unrecognized loss with respect to these contracts was $102 million at June 30, 2002.

The Company has entered into various interest rate and cross currency interest rate swap transactions as a means of managing the interest rate exposure on debt instruments. The unrealized gain with respect to these transactions was $60 million at June 30, 2002.

The risk of credit losses is minimized through the use of mandated credit policies and procedures designed to limit exposures within acceptable levels. EnCana does not have a significant concentration of credit risk with any single counterpart and bad debts incurred or provided for to date in 2002 are not material.

Operational risks are managed through a comprehensive insurance program designed to protect the Company from any significant losses arising from the risk exposures. Safety and environment risks are managed by executing policies and standards that comply with or exceed government regulations and industry standards. In addition, the Company maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors.

OUTLOOK

The Company continues to be optimistic about results for the remainder of 2002. Sales for 2002 are forecast to be between 2,270 and 2,340 million cubic feet per day (2,675 to 2,745 million cubic feet per day pro forma) for produced natural gas and between 213,000 and 232,000 barrels per day (245,000 to 264,000 barrels per day pro forma) of oil and natural gas liquids. The pricing environment is expected to remain volatile. However, continued weakness in North American gas supply along with effective management of OPEC crude production should help in firming energy prices. The Company's hedging program is expected to assist in reducing the negative effect of any market price declines.

Capital investment in core programs is expected to be approximately $4.2 billion ($5.0 billion pro forma) before acquisitions and dispositions. It is expected that the Company will be able to fund this program largely from cash flow together with proceeds received on the disposition of non-core assets. Expenditures will continue to emphasize strong near-term production growth, particularly in natural gas, while developing offshore and international projects for medium and longer-term value creation.

EXHIBIT 3

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. (403) 509-7500
Direct Fax (403) 781-1825

August 9, 2002

The Securities Commissions or
Similar Authority in each of the
Provinces and Territories of Canada

Dear Sirs

We refer to the short form prospectus of PanCanadian Petroleum Limited, now called EnCana Corporation ("PanCanadian") dated September 21, 2001 relating to the sale and issue of up to Cdn. $1,000,000,000 in Medium Term Notes and the short form base shelf prospectus of PanCanadian dated October 25, 2001 relating to the sale and issue of up to US$1,500,000,000 in debt securities (collectively, the "Prospectuses").

The Prospectuses now also incorporate by reference the following unaudited interim consolidated financial statements of PanCanadian:

> Consolidated statements of earnings, retained earnings and cash flows for the three and six month periods ended June 30, 2002 and 2001

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2001. Although we have performed an audit for the year ended December 31, 2001, the purpose and therefore the scope of the audit was to enable us to express our opinion on the financial statements as at December 31, 2001 and for the year the ended, but not on the financial statements for any interim period within that year.

Therefore, we are unable to and do not express opinions on the unaudited interim consolidated statements of earnings, retained earnings and cash flows for the three months ended June 30, 2002 and 2001.

We have, however, performed a review of the unaudited interim financial statements of the company for the three and six month periods ended June 30, 2002 and 2001. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditors. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review

PRICEWATERHOUSECOOPERS

does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss, or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants

G:\APaquett\EnCana\Letters 2002\Consent to Sec_Aug 7 02.doc

EXHIBIT 4

Supplemental Financial Information *(unaudited)*
For the six months ended June 30, 2002

CONSOLIDATED FINANCIAL RATIOS - MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company's continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	June 30	
	2002	2001
Interest coverage on long-term debt:		
Net earnings excluding carrying charges of preferred securities	**8.4**	29.0
Net earnings including carrying charges of preferred securities	**8.2**	26.2
Cash flow excluding carrying charges of preferred securities	**14.2**	38.6
Cash flow including carrying charges of preferred securities	**13.8**	34.8